October 27, 2009

By Facsimile to 312-701-2361

Walter L. Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

>   Re: First Trust Active Dividend Income Fund (the "Fund")
>   File Nos. 811-22080 and 333-161666

Dear Mr. Draney:

    We have reviewed the registration statement on Form N-2 filed September 1, 2009, on behalf of the Fund to register additional shares of common stock in reliance on Rule 415 under the Securities Act of 1933. Our comments are set forth below.

    1.   The discussion of the Fund's investment strategy in the third full paragraph on the outside front cover page of the prospectus states that the Fund invests in "equity securities." Please indicate what the term "equity securities" encompasses.

    2.   Please also include information about the Fund's portfolio turnover practices in the same paragraph discussing the Fund's investment strategy on the front cover page. See also Comment 10, below.

    3.   To follow up on our brief discussion yesterday by telephone, please revise the fifth or sixth full paragraph of the front cover page, as appropriate, to make expressly clear that the Fund will not offer or sell these common shares that are being registered at a price below current net asset value per share, exclusive of any distributing commission or discount.

    4.   Please confirm to us separately that the date of the prospectus will appear on the outside front cover page of the printed prospectus.

    5.   If possible, please update from June 30 to September 30, 2009, the information on page 3 of the prospectus, under "Prospectus Summary – The Fund," listing the number of the Fund's outstanding common shares and the amount of net assets applicable to them.

6.   The prospectus states, at page 3, under "Prospectus Summary – Investment Objectives and Policies," that the Fund uses a combination of four investment strategies designated by the terms "value, growth, dividend capture rotation and special dividends identification."   Please revise the subsequent discussion of these four strategies for clarity and a more complete understanding.

7. At page 15 of the prospectus, please delete the words "and 'Total Annual Expenses'" from the second sentence of the narrative disclosure immediately following the fee table. Please further revise the same sentence by inserting the words "current fiscal year" immediately after the words "estimated amounts for the" and deleting the entire statement that begins with the words "the Fund's 12 months of operation" and ends with the words "unless otherwise indicated." See Item 3.1, Instr. 6, of Form N-2.

8. The prospectus states in footnote four to the fee table, at page 15, that the expenses of other investment companies in which the Fund may invest will be set forth in prospectus supplements used in the sale of common shares. A footnote to the example states similarly that it does not reflect acquired fund expenses. Please provide a separate written submission in the form of EDGAR correspondence to explain and fully justify the decision not to include acquired fund fees and expenses in the fee table and example of the base prospectus.

9. Please move the second sentence of footnote one to the example to a point immediately before the fourth sentence of the same footnote. Please also combine these two sentences into a single sentence and confirm to us separately that the combined sentence will appear prominently in bold in the printed prospectus. See Item 3.1, Instr. 10.d., of Form N-2.

10. The prospectus states, at page 23, under "The Fund's Investments - Investment Practices - Portfolio Turnover" that the Fund's annual turnover rate, which exceeded 1,700% in 2008, is normally expected to exceed 100% due to "dividend capture trading" and other similar techniques. Please expand the discussion of the Fund's portfolio turnover in this section of the prospectus, and elsewhere as appropriate, to explain more fully and clearly how the Fund's use of "dividend capture trading" and similar techniques result in such high portfolio turnover rates. See also Comment 2, above.

11. The prospectus states, at page 38, that the maximum commission or discount received by any FINRA member will be limited to no more than 8% "of the initial gross proceeds from the sale of any security being sold." Please add an express statement that the limitation on such payments to no more than 8% of the gross proceeds of sale will apply separately with respect to each particular offering of common shares made through a single prospectus supplement.

*   *   *

Please respond to our comments in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure elsewhere in the prospectus and registration statement.

Where no change will be made in the amended registration in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6968 if you have any questions or concerns respecting these matters you would like to discuss.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel